QUARTZ MOUNTAIN RESOURCES LTD.
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Telephone No. (604) 684-6365 Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at December 21, 2009

This Information Circular is furnished in connection with the solicitation of proxies by the management of Quartz Mountain Resources Ltd. (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on February 4, 2010 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Quartz Mountain Resources Ltd. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors and/or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical form (i.e. paper form) and are registered in your name, then you are a registered shareholder. However, if, like most shareholders, you keep your shares in a brokerage account, then you are a Beneficial Shareholder. The manner for voting is different for registered and Beneficial Shareholders. The instructions below should be read carefully by all shareholders.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Investor Services Inc. "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive."

These security holder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed December 21, 2009 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of December 21, 2009, there were 13,399,426 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred Shares. There were no Preferred Shares issued and outstanding as at December 21, 2009.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at December 21, 2009 are:

Shareholder Name	Number of Common Shares	Percentage of Issued
	Held	Common Shares
Robert A. Dickinson	1,490,569	11.1%

Notes:

(1) The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended July 31, 2009, together with the management’s discussion and analysis and the report of the auditor, will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta and Ontario.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at four (4). The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s four nominees for election as directors, all major offices and positions with the Company and any public companies each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at December 21, 2009.

Name of Nominee; Current Position with the Company and Province and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Rene G. Carrier President, Chief Executive Officer and Director British Columbia, Canada	Since January 19, 2000	150,000 common shares
Brian F. Causey Director British Columbia, Canada	Since January 30, 2003	Nil
T. Barry Coughlan Director British Columbia, Canada	Since January 21, 2005	Nil
Gordon J. Fretwell Secretary and Director British Columbia, Canada	Since January 30, 2003	Nil

Note:
1.	The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

RENE G. CARRIER – President, Chief Executive Officer and Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Amarc Resources Ltd.	Director	May 2008	Present

Company	Positions Held	From	To
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Heatherdale Resources Inc.	Director	November 2009	Present
International Royalty Corporation	Lead Director	June 2003	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

BRIAN F. CAUSEY, B.Comm., CA – Director

Brian Causey holds a B.Comm. Degree and was admitted to the Institute of Charted Accountants of British Columbia in 1971. Formerly a partner of Peat Marwick Thorne (now KPMG LLP) (1969-1977), Mr. Causey is currently General Manager of Project Finance for Hunter Dickinson Services Inc. (formerly Director of Project Finance for Hunter Dickinson Inc., a position he was appointed to in 2001).

Mr. Causey currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Position(s) Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Yaletown Capital Corp.	CFO and Director	April 2007	Present
Wireless2 Technologies Inc.	CFO and Director	October 2009	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing and management of publicly traded companies for over 25 years. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Amarc Resources Ltd.	Director	February 2009	Present
Continental Minerals Corporation	Director	May 2006	December 2006
Farallon Mining Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President, CEO and Director	September 1991	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	President and Director	June 1986	Present

GORDON FRETWELL, B.Comm., LLB – Secretary and Director

Gordon Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Bell Copper Corporation	Secretary	December 2008	Present
	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Frontera Copper Corporation	Director	February 2009	June 2009
Grandcru Resources Corp.	Director	December 2002	May 2008
ICN Resources Ltd. (formerly Icon Industries Ltd.)	Secretary	March 2009	Present
	Director	July 2004	March 2009
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006
Tri-Gold Resources Corp.	CFO	November 2005	January 2006

APPOINTMENT OF AUDITOR

Davidson and Company LLP, Chartered Accountants, 1200-609 Granville Street, Vancouver, British Columbia, V7Y 1G6 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators (“NI52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter was attached as Schedule “A” to the information circular for the January 25, 2006 annual and special general meeting and filed on www.sedar.com.

Composition of the Audit Committee

The members of the audit committee are Brian Causey, Barry Coughlan and Gordon Fretwell. All members of the audit committee are independent. All members are considered to be financially literate.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than Davidson & Company LLP.

Reliance on Certain Exemptions

The Company’s auditor, Davidson & Company LLP, has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by applicable securities legislation, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by Davidson & Company LLP to the Company to ensure auditor independence. Fees incurred with Davidson & Company LLP for professional services in the last two fiscal years are outlined in the following table.

Nature of Services	Year Ended July 31, 2009	Year Ended July 31, 2008
Audit Fees(1)	Cdn $21,336	Cdn $22,962
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Cdn $2,550	Nil
All Other Fees(4)	Nil	Nil
Total	Cdn $23,886	Cdn $22,962

Notes:
(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways, including by holding regular meetings without the presence of management, by retaining independent consultants, and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

All directors of the Company are independent. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are reasonably well versed in the obligations of directors and the expectations of independence from management.

Other Directorships

The section entitled “Election of Directors” in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s activities and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board determines the compensation for the President. The directors receive no cash compensation for acting in their capacity as directors of the Company.

Other Board Committees

The Board has no compensation or other committees other than the audit committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committee.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Principal Accounting Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Principal Accounting Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. The Company has not appointed a Chief Financial Officer.

Rene Carrier (President and Chief Executive Officer) and Paul Mann (Principal Accounting Officer) are each a Named Executive Officer (a “NEO”) of the Company for the purposes of the following disclosure.

Compensation Discussion and Analysis

This report on executive compensation has been authorized by the Board. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company. Ordinarily, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

None of the Named Executive Officers serve the Company solely on a full-time basis, and, consequently, their compensation from the Company is allocated based on the estimated amount of time spent on the work of the Company.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Board considers performance, shareholder benefits achieved, competitive factors and other matters in awarding bonuses.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest on terms established by the Board. Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the board of directors. Base salary and bonus levels are determined taking into account independent market survey data.

At least annually, the Board is to review the grants of stock options to directors, management, employees and consultants.

Option-Based Awards

The Company has in place a stock option plan dated for reference January 19, 2007 which was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes stock option grants to the board of directors based on such criteria as performance, previous grants, and hiring incentives. All grants require approval of the board of directors. The stock option plan is administered by the Board and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. No options have been issued under this option plan and there are no options outstanding as at the date hereof.

Summary Compensation Table for NEOs

The compensation paid to the NEOs during the Company’s most recently completed financial year of July 31, 2009 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation (3) ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Rene G. Carrier President and CEO(1)	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation (3) ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Paul S. Mann Principal Accounting Officer	2009	7,291	Nil	Nil	Nil	Nil	Nil	Nil	7,291

Notes:

(1) Rene G. Carrier was appointed as President of the Company on June 16, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There is no compensatory plan or arrangement, with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of an officer’s employment or from a change of any Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

There is no arrangement under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the 2007 share option plan (the “Plan”) which was previously approved by shareholders on January 19, 2007. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Board of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. As at December 21, 2009, there were no options outstanding. All options, when granted under the Plan, would expire on a date not later than five years after the date of grant of such options.

The following table sets out equity compensation plan information as at the end of the financial year ended July 31, 2009.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Plan)	Nil	Nil	1,339,942
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	Nil	Nil	1,339,942

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended July 31, 2009, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

The Company does not have full-time management or employees as these services are provided to the Company by Hunter Dickinson Services Inc. (“HDSI”) pursuant to a corporate services agreement dated for reference June 1, 2008. HDSI is a private company owned equally by a number of publicly traded exploration companies (one of which is Quartz Mountain Resources Ltd.). No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected the Company or its predecessors during the year ended July 31, 2009.

HDSI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico, and South Africa. HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDSI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm’s-length suppliers. The shares of HDSI are owned equally by each of the participating corporations (including the Company) as long as HDSI services are being provided; however, such participant surrenders its single share at the time of termination of the services agreement.

The amounts billed by HDSI for its services rendered and which amounts constitute primarily reimbursement of third party billings during the year ended July 31, 2009 were US$127,153 (2008 - US$95,753).

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Option Plan

The Common Shares of the Company are listed on NEX of the TSX Venture Exchange (“TSXV”) under the symbol QZM-H.V. In order to comply with TSXV policy, and to provide incentive to directors, officers, employees, management and others who provide services to the Company or any subsidiary to act in the best interests of the Company, the shareholders of the Company adopted a Share Option Plan (the “Plan”) in January 2007.

Under the Plan, a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted less common shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted at the discretion of the Company’s Board to eligible optionees (the “Optionees”). This type of Plan is called a “rolling” plan. To date no options have been granted under the Plan.

Under TSXV policy, the continuation of the Plan requires annual shareholder approval at each annual meeting of the Company by ordinary resolution. The Company is of the view that the Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved that the Company’s share option plan dated for reference January 19, 2007, be ratified approved.”

The Board recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the audited financial statements for the year ended July 31, 2009, the auditor’s report and related management discussion and analysis, a copy of which is filed on www.sedar.com. A copy of the Company’s most current interim financial statements and additional information may be obtained from www.sedar.com, A copy of the financial statements material is also available upon request from the Company’s Secretary at the office of the Company. Telephone number: (604) 684-6365. Fax number: (604) 684-8092. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, December 30, 2009.

BY ORDER OF THE BOARD

“Rene G. Carrier”

Rene G. Carrier
President